

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 9, 2010

Victor J. Coleman
Chief Executive Officer
Hudson Pacific Properties, Inc.
11601 Wilshire Blvd., Suite 1600
Los Angeles, California 90025

> **Re: Hudson Pacific Properties, Inc.**
> **Amendment No. 3 to Registration Statement on Form S-11**
> **Filed June 3, 2010**
> **File No. 333-164916**

Dear Mr. Coleman:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1.   We note that you have included industry data relating to television networks, programming and new media, which you obtained from Kagan Media Appraisals. Please provide us with copies the relevant portions of any study, report or book that you cite or on which you rely. Please mark the materials to specifically identify the portions that support your disclosure.

Our Properties, page 7

2.   Please also disclose the annualized net effective rent per leased square foot for the uncommenced leases of 875 Howard Street in the tabular presentation on page 8.

Distribution Policy, page 52

3.   Refer to footnote 2 on page 54. Tell us how you calculated the straight line rent adjustment of $1,831 for the office properties and why it has significantly changed from the amounts reported in your last amendment.

4.   Reference is made to footnote 6. Given that you have only included increases in contractual rental income from new leases and renewals signed through March 31, 2010, please tell us what consideration was given to similarly revising your estimated provision for tenant improvement costs and leasing commissions to include only those costs for which you have commitments, including those related to these new or renewed leases entered into through March 31, 2010.

5.   Refer to footnote 8 on page 55. Please revise your disclosure to specifically state, if true, that the contribution made by the Farallon Funds relating to the funding of the outstanding tenant improvement costs under the Technicolor lease is pursuant to the contribution agreement.

6.   We have read and considered your response to comment 3 in our letter dated May 28, 2010. Please expand your disclosure in footnote 9 to indicate, if true, that the company does not expect to make any material capital expenditures for recurring building improvements for the Technicolor Building.

7.   We have read and considered your response to comment 4 in our letter dated May 28, 2010 and continue to have the position that the mortgage payments scheduled to be due within the 12-month period ending March 31, 2011 should be included within your calculation of estimated cash available for distribution. Although you have executed a term sheet with the lender to state that you plan to extend the maturity date of the loan, such a letter is usually non-binding. As such, your expectation of extension would not provide a factually supportable basis to exclude the loan payments. Please advise or revise accordingly.

Pro Forma Consolidated Financial Statements, page F-1

Note 1 - Adjustments to the Pro Forma Combined Balance Sheet, page F-7

8.   We have read and considered your response to comment 14 in our letter dated May 28, 2010. We note that the total value of the series A preferred operating partnership units issued is based on the value of the indirect partnership interests being acquired. To enhance the transparency of your disclosure, expand this footnote to discuss how the value of the indirect partnership interest being acquired was determined.

Exhibit 8.1 – Draft Tax Opinion

9.   We note your response to comment 17 in our letter dated May 28, 2010. Please refer to
the second to last paragraph of the draft tax opinion, specifically the statement that: "This
opinion may not be relied upon you for any other purpose . . . provided that this opinion
may be relied upon by persons entitled to rely on it pursuant to applicable provisions of
federal securities laws and persons purchasing securities pursuant to the Registration
Statement." Please note that it is inappropriate to place limitations on who may rely on
the opinion and the manner in which reliance may be made. Please have counsel revise
accordingly.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Act of 1933 and
all applicable Securities Act rules require. Since the company and its management are in
possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date
of the pending registration statement please provide a written statement from the company
acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the
  filing effective, it does not foreclose the Commission from taking any action with respect
  to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in
  declaring the filing effective, does not relieve the company from its full responsibility for
  the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a
  defense in any proceeding initiated by the Commission or any person under the federal
  securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a
written request for acceleration of the effective date of the registration statement as confirmation
of the fact that those requesting acceleration are aware of their respective responsibilities under
the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed
public offering of the securities specified in the above registration statement. Please allow
adequate time for us to review any amendment prior to the requested effective date of the
registration statement.

Victor J. Coleman
Hudson Pacific Properties, Inc.
June 9, 2010
Page 4

You may contact Yolanda Crittendon, Staff Accountant, at (202) 551-3472, or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413, if you have questions regarding comments on the financial statements and related matters. With respect to questions relating to our comment regarding the Investment Company Act, please contact Rochelle Plesset in the Division of Investment Management at (202) 551-6840. Please contact Erin Martin, Attorney-Advisor, at (202) 551-3391 or me at (202) 551-3233 with any other questions.

Sincerely,

Tom Kluck
Branch Chief

cc: Julian T.H. Kleindorfer, Esq.
    Bradley A. Helms, Esq.
    Latham & Watkins, LLP
    Via facsimile (213) 891-8763